Amendment to Sub-Licence Agreement

RKLAB AG

Trade Register Number CH-343.862.129 Address: Alpenstrasse 6, Luzern 6004, Switzerland

RKLAB North America Inc.,

Address: 7292 Culebra Rio Circle, Idaho Falls, ID 83406, The Unites States of America.

dated 28th December 2020

(for reference purposes only)

Parties

RKLab AG, "AG" or "Sub-Licensor"

Trade Register Number CH-343.862.129

Address: Alpenstrasse 6, Luzern 6004, Switzerland

RKLAB North America Inc. "NA" or "Sub-Licensee"

Address: 7292 Culebra Rio Circle, Idaho Falls, ID, USA.

AG and NA together the **Parties** and each a **Party**

The Parties would like to amend the Sub-Licence Agreement dated the 16th of July 2019 (**the original Sub-Licence Agreement**).

Section 21.4 of the original Sub-licence Agreement allows for the amendment of the agreement if agreed in writing and signed by both parties.

The parties hereby declare, acknowledge and agree the following.

1.1 An amount of US$1,000,000.00 is payable by NA to AG by the 31st of December 2020 as a Licence fee.

1.2 As of the date of this agreement a sum of US$667,602.74 has been paid by NA to AG.

1.3 The additional amount of US$332,397.26 is still payable under the original Sub-Licence Agreement.

1.4 That NA be granted an additional six months to pay AG the residual amount owing as a Licence Fee. The payment extension is until the 30th of June 2021.

1.5 This agreement shall be governed by Swiss law, excluding any applicable conflict of laws provisions. Exclusive place of jurisdiction shall be Luzern, Switzerland. All disputes arising from or in connection with this agreement shall be resolved by the ordinary courts.

EXECUTED AND DELIVERED

Executed by Trevor Bates

RKLab North America Inc.

Signature of Authorized Signatory

Trevor Bates

Name of Authorized Signatory (please print)

Signature of witnes

ADRIA BATES

Name of witnes (please print)

EXECUTED by **RKLAB, a company incorporated under the laws of Switzerland with trade register number CH-343.862.129** by its authorised representative in the presence of:

Signature of Authorized Signatory

GAVIN HOUGHTON

Name of Authorized Signatory (please print)

Signature of witness

FIONA MCDONALD

Name of witness (please print)